UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

eLong, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

290138205

(CUSIP Number)

Hui Huang

Renren Inc.

Chief Financial Officer

23/F, Jing An Center

8 North Third Ring Road East

Beijing, 100028

The People’s Republic of China

+86 (10) 8448-1818

With a copy to:

Z. Julie Gao, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road, Central

Hong Kong

+852 3740-4700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290138205

1.	NAME OF REPORTING PERSON: Renren Inc. (formerly known as Oak Pacific Interactive, with CIK #: 0001357852)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

INTRODUCTORY NOTE

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) filed by Renren Inc. (formerly known as Oak Pacific Interactive) (the “Reporting Person”) reflects changes to the information in the Schedule 13D relating to the Ordinary Shares, par value $0.01 per share (the “Ordinary Shares”) of eLong, Inc. (the “Company” or “Issuer”), filed January 27, 2009 by Oak Pacific Interactive, as amended by Amendment No. 1 to Schedule 13D filed on March 25, 2009, Amendment No. 2 to Schedule 13D filed on April 30, 2009, Amendment No. 3 to Schedule 13D filed on June 10, 2009 and Amendment No. 4 to Schedule 13D filed on June 24, 2009 (as amended, the “Schedule 13D”). As explained in Item 2 of this Amendment, in December 2010, the name of Oak Pacific Interactive was changed to Renren Inc. The original Schedule 13D filed on January 27, 2009 and all four amendments prior to this Amendment No. 5 were filed under Renren Inc.’s prior name, Oak Pacific Interactive (CIK #: 0001357852).

All capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D (as it has been amended through Amendments No. 1 to 5) remains unchanged.

ITEM 2.	IDENTITY AND BACKGROUND

In December 2010, the name of Oak Pacific Interactive was changed to Renren Inc. Accordingly, part (a) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“This Schedule 13D is being filed by Renren Inc., a Cayman Islands corporation (the “Reporting Person”).”

In addition, part (c) of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The Reporting Person’s principal business is to operate a real name social networking internet platform in China which enables users to connect and communicate with each other, share information and user generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services.”

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

“As a result of the sale of American depositary shares representing Ordinary Shares under the Stock Purchase Agreement (as described in part (c) of Item 5 of Amendment No. 5), as of the date hereof, the Reporting Person no longer owns any Ordinary Shares.”

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

“As a result of the sale of American depositary shares representing Ordinary Shares under the Stock Purchase Agreement (as described in part (c) of Item 5 of Amendment No. 5), as of the date hereof, the Reporting Person no longer owns any Ordinary Shares.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) As a result of the sale of American depositary shares representing Ordinary Shares under the Stock Purchase Agreement (as described in part (c) of Item 5 of Amendment No. 5), as of the date hereof, the Reporting Person no longer beneficially owns any Ordinary Shares.

(b) The number of Ordinary Shares as to which the Reporting Person has:

Sole power to vote or direct the vote:	0

Shared power to vote or direct the vote:	0

Sole power to dispose or direct the disposition:	0

Shared power to dispose or direct the disposition:	0

(c) The Reporting Person entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Expedia Asia Pacific – Alpha Limited, an exempted company incorporated with limited liability in the Cayman Islands (the “Purchaser”), dated as of November 17, 2011, for the sale of 3,147,384 American Depository Shares of the Company, each representing two Ordinary Shares, for an aggregate of 6,294,768 Ordinary Shares, at a price of $11.50 per Ordinary Share. The sale of the American depositary shares representing Ordinary Shares by the Reporting Person under the Stock Purchase Agreement closed on November 17, 2011, in New York, NY.

Except as set forth above, there have been no transactions in the Ordinary Shares by the Reporting Person during the past sixty days.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the securities on November 17, 2011.”

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As described in part (c) of Item 5 of Amendment No. 5, the Reporting Person entered into the Stock Purchase Agreement with the Purchaser, pursuant to which it sold to the Purchaser 3,147,384 American depository shares of the Company, each representing two Ordinary Shares, for an aggregate of 6,294,768 Ordinary Shares, at a price of $11.50 per Ordinary Share.”

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“10.1	Stock Purchase Agreement, dated as of November 17, 2011, between Renren Inc. and Expedia Asia Pacific – Alpha Limited.”

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2011

Renren Inc.

By:	/s/ Hui Huang
Name: Hui Huang
Title: Chief Financial Officer